FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

October 12, 2004

Item 3.	PRESS RELEASE

October 12, 2004 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it has completed patient enrolment in its Phase 3 atrial fibrillation trial, ACT 1. The study measures the safety and efficacy of intravenous RSD1235 in 420 patients with atrial fibrillation or flutter. The last patient was enrolled on October 5, 2004.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it has completed patient enrolment in its Phase 3 atrial fibrillation trial, ACT 1. The study measures the safety and efficacy of intravenous RSD1235 in 420 patients with atrial fibrillation or flutter. The last patient was enrolled on October 5, 2004.

The study is focused on recent-onset atrial fibrillation patients, but also includes sub-studies of 60 patients with atrial flutter, and 120 patients with longer-term atrial fibrillation. The primary efficacy endpoint is acute conversion of atrial arrhythmia to normal heart rhythm in the recent-onset patients. Safety observations focus on sensory and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias.

The ACT 1 study (Atrial arrhythmia Conversion Trial 1) seeks to confirm the findings of Cardiome’s Phase 2 proof-of-concept trial. In that 55-subject study, intravenous RSD1235 terminated atrial fibrillation in 61% of recent-onset patients, compared to a 5% placebo rate of conversion. No side-effect arrhythmias were observed.

The placebo-controlled study is being carried out in 45 centers in the US, Canada, and Scandinavia. ACT 1 is one of three Phase 3 studies Cardiome and Fujisawa are currently conducting for intravenous RSD1235 applied to the treatment of atrial fibrillation. Cardiome expects to release top-line results from the ACT 1 study prior to year-end.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip
Title: Vice President, Finance and Administration
Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 12th day of October, 2004.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.